The Bank of Nova Scotia
40 King Street West
64th Floor
Toronto, Ontario
Canada M5H 1H1

May 2, 2016

VIA EDGAR
Rolaine S. Bancroft
Senior Special Counsel
Office Structured Finance
United States Securities and Exchange Commission (the SEC)
Mail Stop 3628
Washington, D.C. 20549

Re:	Scotiabank Covered Bond Guarantor Limited Partnership
Form 10-K for Fiscal Year Ended October 31, 2015
Filed January 29, 2016
File No. 333-188984-01

Dear Ms. Bancroft,

This letter is in response to your comment letter dated April 25, 2016 and is being provided within the 10 business days thereof as requested. We have included your comments in italics along with our responses to each below.

1.	Form 10-K should be signed by either (a) the senior officer in charge of securitization of the depositor on behalf of the depositor or (b) the senior officer in charge of the servicing function of the servicer on behalf of the issuing entity. It appears that you have signed the Form 10-K as the senior officer in charge of securitization of the depositor on behalf of the issuing entity, which is not permissible. See General Instruction J to Form 10-K. Please tell us which entity you intended to have sign the Form 10-K and amend your filing as necessary. Please also confirm that in all future filings for which you are the depositor, the Forms 10-K will be correctly signed by the appropriate officer and entity.

We have filed a Form 10-K/A to amend our previous filing. The Form 10-K/A is signed by the senior officer in charge of the servicing function of the servicer on behalf of the issuing entity, which is the same individual as the senior officer in charge of securitization of the depositor on behalf of the depositor. We confirm that all future Form 10-K filings will be signed by the senior officer in charge of the servicing function of the servicer on behalf of the issuing entity.

2.	We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. By way of example only, the first paragraph does not indicate that the certifying officer reviewed reports on Form 10-D for the period covered by the report. Additionally, paragraph three is incorrect and paragraph four (appropriately tailored pursuant to Note 2 to Item 601(b)(31)(ii) according to the entity signing the certification) is missing. Please revise your certification to conform to the form, content, and signature requirements of Item 601(b)(31)(ii). Please also confirm that, in future filings for this and any other transaction for which you are the depositor, your certifications will conform to the specific requirements of Item 601(b)(31)(ii) of Regulation S-K.

We have filed a Form 10-K/A to amend our previous filing, which includes a new certification attached as Exhibit 31.1. This new certification indicates that the certifying officer reviewed reports on Form 10-D for the period covered by the report and conforms to the form, content, and signature requirements of Item 601(b)(31)(ii). We confirm that, in future filings for this and any other transaction for which we are the depositor, our certifications will conform to the specific requirements of Item 601(b)(31)(ii) of Regulation S-K.

Additionally, we acknowledge that: (i) we are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours truly,

/s/ Andrew Branion
Andrew Branion Executive Vice President and Group Treasurer (senior officer in charge of securitization of the servicer)

2